Form 11-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2001

Commission File Number 1-5828

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION (Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION (Name of issuer of the securities held pursuant to the plan)

1047 N. Park Rd. Wyomissing, Pennsylvania 19610-1339 (Address of principal executive office of the issuer)

SIGNATURES
       Pursuant to the requirements of the Securities Exchange Act of 1934,
Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION (Name of Plan)

Date June 20, 2002	By	/s/ Terrence E. Geremski Terrence E. Geremski Senior Vice President - Finance and Chief Financial Officer

Financial Statements and Exhibits

(a)	Financial Statements

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)	Exhibits

(1) Consent of Independent Accountants

CARPENTER TECHNOLOGY CORPORATION SAVINGS PLAN INDEX TO FINANCIAL STATEMENTS FORM 11-K ANNUAL REPORT
Form 11-K Pages

Report of Independent Accountants	5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000	7

Notes to Financial Statements	8-14

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	15

Consent of Independent Accountants	16

Report of Independent Accountants

To the Participants and Administrator of the Savings Plan of Carpenter Technology Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings
Plan of Carpenter Technology Corporation (the "Plan") at December 31, 2001
and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of
America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of
Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP Philadelphia, PA May 17, 2002

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 2001 and 2000 (dollars in thousands)

ASSETS	2001	2000

Investments, at fair value	$ 275,715	$ 304,264

Receivables:
Investment income receivable	426	410
Miscellaneous receivables	1	42

Total receivables	427	452

Total assets	276,142	304,716

LIABILITIES

Accrued administration expenses	205	339
Loans payable	-	52

Total liabilities	205	391

Net assets available for benefits	$ 275,937	$ 304,325

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 2001 and 2000 (dollars in thousands)

	2001	2000

Additions to net assets attributed to:
Investment income:
Interest	$ 6,147	$ 5,404
Dividends	3,092	10,009

	9,239	15,413
Contributions:
Salary deferral	9,124	10,259
Participant	2,142	2,465
Rollover	958	448
Company basic	4,683	4,934

	16,907	18,106

Total additions	26,146	33,519

Deductions from net assets attributed to:
Net depreciation in fair value of investments	32,536	12,834
Benefits paid to participants	21,087	23,660
Administrative expenses	911	1,046

Total deductions	54,534	37,540

Net decrease	(28,388)	(4,021)

Net assets available for benefits:
Beginning of year	304,325	308,346

End of year	$ 275,937	$ 304,325

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN OF CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:
The following description of the Savings Plan of Carpenter Technology Corporation (the
"Plan)" provides only general information. A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company").

General:
The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic employees of Carpenter Technology Corporation and Carpenter
Special Products Corporation and, effective July 1, 2001, salaried exempt employees of Shalmet Corporation and Talley Metals Technology. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA),
as amended.

Contributions:
Each year, participants may contribute up to 17 percent of pretax annual compensation
(known as salary deferral contributions), and up to 17 percent of after-tax annual compensation (known as participant contributions), as defined in the Plan. The combined contributions cannot exceed 17 percent of total compensation. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (known as rollovers). The Company contributes an amount equal to three percent of each employee's base pay (known as company basic contributions). Contributions are subject to certain limitations.

Participants may direct all contributions based on their personal investment goals. The
Plan currently offers five registered investment company funds, two collective trust funds, one interest bearing cash fund and the stock of the Company.

Participant's Accounts:

Four accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

-	Long-term savings account - credited with company basic and salary deferral contributions, both of which are participant directed;

-	Thrift account - credited with participant contributions, which are participant directed;

-	Profit Sharing Account - credited with Company contributions prior to 1988, which were non-participant directed. No further contributions may be made to this account, and participants cannot transfer amounts to other investment funds.

-	Rollover Account - credited with rollover contributions, which are participant directed.

Vesting:
All contributions and Plan earnings thereon are 100 percent vested and nonforfeitable.

Investment Funds:
The Plan maintains nine investment funds. Each participant may designate separately the investment fund or funds in which the Long-Term Savings Account, Thrift Account or
Rollover Account are to be invested. The Profit Sharing Account may be invested only in the Carpenter Technology Stock Fund.

Participant Loans:
Loans are available from the long-term savings account to participants who are active employees of the Company. Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent. Loan repayments are required monthly, and payment in full is required at the time of the participant's separation.

Benefits Paid to Participants:
Benefits paid to participants include participant distributions and withdrawals. Participants are entitled to a lump sum distribution upon separation from service, occurrence of a permanent disability or after attainment of age 59-1/2. Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The total distribution of benefits to all separated participants must occur by December 31st of the year in which the participant attains age 70-1/2. Upon attainment of age 59-1/2, participants may make withdrawals from any account without limitation. Prior to age
59-1/2, the following order applies: 1) Thrift, profit sharing and rollover accounts, balance available at any time. 2) Long-term savings account, subject to certain hardship restrictions. Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock Fund shall be made in shares of the Company's common stock or cash, at the participant's option.
Administrative Expenses:
All fees directly related to the Plan are paid by the Plan.
Plan Termination:
The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.
2.	Summary of Significant Accounting Policies:
	A.	The financial statements of the Plan are prepared under the accrual method of accounting.

B.	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
C.	The investment in common stock of Carpenter Technology Corporation is stated at fair value based on the last reported sales price as quoted on the New York Stock
Exchange. The investment in the other trust funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee. Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost.
Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
D.	The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation)
on investments.

	E.	Benefits are recorded when paid.

F.	Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments:

The following presents investments that represent 5 percent or more of the Plan's net assets. (Shares and dollars in thousands)

at December 31
			2001	2000
	Selection Fund for Employee Trusts of State Street Bank and Trust Company, 75,419 and 60,196 shares, respectively		$ 75,419	$ 60,196

	Carpenter Technology Stock Fund, 1,440 and 1,658 shares, respectively *		$ 38,345	$ 58,040

	BZW Barclay's Equity Index Fund, 780 and 886 shares, respectively		$ 25,358	$ 32,707

	Matrix Synthesis Fund for Employee Trusts of State Street Bank and Trust Company, 452 and 504 shares, respectively**		$ 68,187	$ 82,358

	Putnam Vista Fund, 1,779 and 2,005 shares, respectively		$ 15,371	$ 26,101

*Includes non participant-directed total of $1,937 and $2,687 respectively.
**Represents equivalent shares at 12/31/01, because the investments in this fund were sold on 12/28/01.

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated
	in value by $32,536,000 and $12,834,000, respectively, as follows:

		2001	2000
		(dollars in thousands)
	Registered investment companies	$ (9,178)	$ (23,820)
	Common stock	(13,413)	14,468
	Collective trusts	(9,945)	(3,482)
		$ (32,536)	$ (12,834)

4.	Nonparticipant-Directed Investments:

	Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

		at December 31
	Net Assets:	2001	2000
		(dollars in thousands)
	Carpenter Technology Corporation common stock	$ 1,937	$ 2,687

		Year ended December 31
	Changes in net assets:	2001	2000
		(dollars in thousands)
	Dividends	$ 97	$ 103
	Net appreciation (depreciation)	(647)	563
	Benefits paid to participants	(200)	(211)
		$ (750)	$ 455

5.	Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated November 17, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the
Plan is designed and is currently being operated in compliance with the
	applicable requirements of the IRC.

6.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

		Year Ended	Year Ended
		12/31/01	12/31/00
(in thousands)

	Net assets available for benefits per the financial statements	$ 275,937	$ 304,325

	Amounts allocated to withdrawing participants	-	(154)

	Net assets available for benefits per the Form 5500	$ 275,937	$ 304,171

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

		Year Ended	Year Ended
		12/31/01	12/31/00
(dollars in thousands)

	Benefits paid to participants per the financial statements	$ 21,078	$ 23,660
	Add: Amounts allocated to withdrawing participants at current year end	-	154
	Less: Amounts allocated to withdrawing participants at previous year end	(154)	(102)

	Benefits paid to participants per the Form 5500	$ 20,924	$ 23,712

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by State Street
Bank and Trust Company. State Street Bank is the trustee as defined by the
Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to approximately
$422,000 and $490,000 for the years ended December 31, 2001 and 2000, respectively.

8.	Subsequent Event:
Effective January 1, 2002, Mellon Trust will replace State Street Bank as Trustee and Hewitt Associates as Recordkeeper of the Plan. Additional investment funds will become available and participant contribution limits will be increased.

Schedule H, line 4i - Schedule of Assets (Held at End of Year) Savings Plan of Carpenter Technology Corporation as of December 31, 2001

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(E) Current Value
*	Selection Fund for Employee Trusts of State Street Bank and Trust Company	Common / Collective Trust	$ 75,419,283
*	Carpenter Technology Corporation Stock Fund	Corporate Stocks - Common	$ 38,345,338
	BZW Barclays Equity Index Fund	Collective Trust	$ 25,358,084
	Putnam Income Fund	Registered Investment Company	$ 3,394,711
	Putnam Vista Fund	Registered Investment Company	$ 15,371,394
	Euro-Pacific Growth Fund	Registered Investment Company	$ 6,300,579
	American Balanced Fund	Registered Investment Company	$ 14,808,914
*	Matrix Synthesis Fund for Employee Trusts of State Street Bank and Trust Company	Common / Collective Trust	$ 68,186,560
*	Short-term Fund for Government Securities of State Street Bank and Trust Company	Interest Bearing Cash	$ 8,536,895
*	State Street Bank and Trust Company Short Term Investment Fund	Interest Bearing Cash	$ 8,994,235
	Participant Loans	Loans to Participants - interest rate range 6.00% to 10.74%; no loans due past 8/1/2011	$ 10,999,152

* Party-in-Interest

CONSENT OF INDEPENDENT ACCOUNTANTS

         We hereby consent to the incorporation by reference in the
Registration Statement on Form S-8 (number 2-83780) of Carpenter
Technology Corporation of our report dated May 17, 2002 relating to the financial statements of the Savings Plan of Carpenter Technology
Corporation, which appears in this Form 11-K.

PricewaterhouseCoopers LLP Philadelphia, PA June 20, 2002

Last Updated on 6/18/02
By U00954